Exhibit 1

4 April 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Mayne advises the Australian Stock Exchange that further to our announcement on 13 March, Mayne has now completed the sale of its US sunscreens business, Sea and Ski, to Pathfinder Management Inc.

Yours faithfully,

MAYNE GROUP LIMITED

/s/ JOHN PRIESTLEY
John Priestley Company Secretary